REG-Antisoma plc: Notice of Interim Results

Released: 23/01/2009

Notice of Interim Results
Notification of Interim Results
23 January 2009, London, UK and Cambridge, MA: - Antisoma plc (LSE: ASM; USOTC: ATSMY) will be announcing its interim results for the six months ended 31 December 2008 on Monday 16th February 2009.
Enquiries:
Daniel Elger
VP, Marketing and Communications
Antisoma plc
+44 (0)20 3249 2100
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---
This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close window

REG-Antisoma plc: Payment of Directors' Fees in Shares

Released: 21/01/2009

Payment of Directors' Fees in Shares
21 January 2009, London, UK: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that two Non-Executive Directors of Antisoma have taken all or part of their fees for the quarters ended 30 September 2008 and 31 December 2008 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.
The new ordinary shares for the quarters ended 30 September 2008 and 31 December 2008 were issued at prices of 19.75 and 23.5 pence per share, respectively, these being the mid-market closing prices on the last trading days of the relevant quarters. The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.
The allotment and total holdings following this allotment are shown below.

Director	Allotted 21 January 2009	Total holding	Percentage of issued ordinary shares
Michael Pappas	15,957	873,033	0.14%
(For the quarter ended 31 December 2008)			
Michael Lewis	31,914		
(For the quarter ended 31 December 2008)			
Michael Lewis	37,974	69,888	0.01%
(For the quarter ended 30 September 2008)			

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 613,764,176
The new ordinary shares will rank pari passu with the Company's existing ordinary shares.
Enquiries:
Daniel Elger, VP Marketing and Communications
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

REG-Antisoma plc: ASA404 enters pivotal phase III trial in second-line lung cancer

Released: 13/01/2009

ASA404 enters pivotal phase III trial in second-line lung cancer

London, UK, and Cambridge, MA, 13 January 2009 - Antisoma plc (LSE:ASM; USOTC: ATSMY) announces that 'ATTRACT-2', a phase III trial testing ASA404 as a second-line treatment for non-small cell lung cancer (NSCLC), is now underway. This is a single pivotal study designed to support applications to market ASA404 for lung cancer patients who have received one previous round of treatment. A separate, ongoing pivotal trial, ATTRACT-1, is evaluating ASA404 in patients receiving their first treatment for NSCLC.

Glyn Edwards, Antisoma's CEO, said: "We're delighted that our partner Novartis has decided to explore the potential of ASA404 in previously treated as well as newly diagnosed lung cancer patients. This will help to ensure that a wide range of patients could benefit from the drug."

About the ATTRACT-2 phase III trial

ATTRACT-2 (Anti-vascular Targeted Therapy: Researching ASA404 in Cancer Treatment-2) is a randomised, double-blind, placebo-controlled, multi-centre, multi-country phase III trial that will include approximately 900 patients receiving their second treatment for stage IIIb/IV NSCLC of either squamous or non-squamous histology. It is open to patients who previously received only chemotherapy and to patients who received chemotherapy plus bevacizumab or cetuximab as their first-line treatment. Patients will be randomly assigned to receive either ASA404 1800 mg/m2 plus docetaxel or a placebo plus docetaxel. The primary endpoint of the trial is overall survival. Before the final analysis there will be a single interim look, which is expected to occur during 2010. The study is expected to be completed in 2011.

About NSCLC

Lung cancer is the number one cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and around 920,000 deaths. Approximately 85-90% of all lung cancer cases are NSCLC.

About ASA404

ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which selectively targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

About ASA404 in NSCLC

ASA404 improved survival by 5 months in patients with NSCLC when added to first-line carboplatin and paclitaxel chemotherapy in a randomised phase II trial. A second, single-arm, phase II trial also reported positive results with ASA404 in the same patient group. A pivotal phase III trial, ATTRACT-1, is evaluating ASA404 in combination with carboplatin and paclitaxel in the first-line treatment of NSCLC. The ATTRACT-2 phase III trial is the first study to investigate ASA404 as a second-line treatment for NSCLC. In this trial, ASA404 is combined with docetaxel, which, like paclitaxel, belongs to the taxane class of drugs, and which is widely used in the second-line treatment of NSCLC.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

Enquiries:

Glyn Edwards, CEO	
Daniel Elger, Director of Communications	+44 (0)7909 915 068
Antisoma plc	
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	+44 (0)20 7466 5000
Buchanan Communications	
Brian Korb	+1 646 378 2923
The Trout Group	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.
---END OF MESSAGE---

REG-Antisoma plc: Antisoma to present at 27th Annual JP Morgan Healthcare Conference in San Francisco

Released: 08/01/2009

Antisoma to present at 27th Annual JP Morgan Healthcare Conference in San Francisco

8 January 2009, London, UK and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will be presenting at the 27th Annual JP Morgan Healthcare Conference in San Francisco on Thursday, 15th January at 7:30am PST/3:30pm GMT.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
Director of Communications
Antisoma plc
+44 7909 915 068

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window

REG-Antisoma plc: Total Voting Rights

Released: 02/01/2009

Total Voting Rights
02 January 2009, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 613,678,331 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury.
Therefore, the total number of voting rights in Antisoma is 613,678,331
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

Close window

END